Issuer Free Writing Prospectus
December 13, 2010
Filed pursuant to Rule 433
Registration Statement No. 333-165924
THE GREENBRIER COMPANIES, INC.
Public Offering of Common Stock
     On December 13, 2010, The Greenbrier Companies, Inc. (“Greenbrier”) has agreed to sell in a public offering (the “Offering”) 3,000,000 shares of Greenbrier’s common stock. Goldman, Sachs & Company, Inc. is acting as the sole underwriter for the Offering.
     An investment in Greenbrier’s common stock involves risks. Before deciding whether an investment in Greenbrier’s common stock is appropriate for a prospective investor, such prospective investor should carefully consider the risks described below, together with all other information and risk factors contained in the base prospectus dated April 7, 2010 and filed with the Securities and Exchange Commission on April 7, 2010 and in Greenbrier’s most recent annual report on Form 10-K or any other subsequently filed reports. There also may be additional risks and uncertainties not presently known to Greenbrier, or risks that Greenbrier currently consider immaterial, which could impair Greenbrier’s operations or results. If any of these risks materialize, Greenbrier may not be able to conduct its business as currently planned, and Greenbrier’s financial condition, business, cash flows and operating results could be seriously adversely affected. In that case, any investor could lose all or part of his or her investment. In the following risk factors references to “we”, “our”, “us” and similar references refer to Greenbrier and its consolidated subsidiaries unless the context otherwise requires.
Risks Related to Our Common Stock and This Offering
Our stock price may continue to experience large fluctuations.
     Historically, the price of our common stock has at times experienced rapid and severe price fluctuations. Our stock price ranged from a low of $7.42 per share to a high of $18.00 per share for the fiscal year ended August 31, 2010, and from a low of $11.72 per share to a high of $20.18 per share for the three months ended November 30, 2010. The price of our common stock may continue to fluctuate greatly in the future due to a variety of factors, including:
•	quarter-to-quarter variations in our operating results;

•	the depth and liquidity of the market for our common stock;

•	shortfalls in revenue or earnings from levels expected by securities analysts and investors;

•	any developments that materially impact investors’ or customers’ perceptions of our business prospects;

•	dilution resulting from our sale of additional shares of common stock;

•	general financial and other market conditions; and

•	domestic and international economic conditions.

     In addition, public stock markets have experienced, and may in the future experience, extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock in the future.
Management will have broad discretion as to the use of the proceeds from this offering.
     We have not designated the amount of net proceeds we will receive from this offering for any particular purpose. Accordingly, our management will have broad discretion regarding the use of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds.
In connection with the secured term loan the WL Ross Group made to us and the warrants which we issued to the WL Ross Group, we also agreed to various contractual provisions which may allow members of the WL Ross Group and the warrant holders to exert significant influence over us.
     In June 2009, we entered into a credit agreement with WL Ross & Co. LLC and certain of its affiliates, which we refer to collectively as the WL Ross Group, which provided us with a three-year $75.0 million non-amortizing secured term loan which is due and payable on June 10, 2012. Our obligations under the credit agreement are secured by substantially all of the assets of our existing and future subsidiaries engaged in the refurbishment & parts business. We also pledged to the WL Ross Group certain amounts owed to us by certain of our subsidiaries, and subject to certain limited exceptions, all of our existing and future domestic subsidiaries are required to guarantee our obligations under the credit agreement.
     In connection with the credit agreement, we issued warrants to the WL Ross Group to acquire 3,377,903 shares of our common stock at an exercise price of $6.00 per share. The exercise price and the number of shares issuable upon exercise of the warrants are subject to adjustment as provided in the warrant agreement. These warrants, which are exercisable through June 10, 2014, currently represent the right to acquire approximately 13.4% of our outstanding common stock calculated on a fully-diluted basis assuming the exercise in full of the warrants, before giving effect to this offering. In addition, members of the WL Ross Group may acquire additional shares of our common stock as long as their aggregate beneficial ownership does not exceed 19.9% (assuming exercise of the warrants). At the time we entered into the agreements with the WL Ross Group, we amended our stockholder rights agreement, which generally restricts any person from holding 12% or more of our common stock, to permit the WL Ross Group to be the beneficial owner of up to 19.9% of our common stock.
     Additionally, in June 2009 we entered into an investor rights and restrictions agreement with members of the WL Ross Group. The investor rights and restrictions agreement required us to nominate to our board of directors two individuals designated by members of the WL Ross Group and requires us in future elections to nominate to our board one individual designated by members of the WL Ross Group. If at any time no such designee is serving on our board, a member of the WL Ross Group is entitled to board observer rights. In connection with the investor rights and restrictions agreement we have established an investment committee, which includes a representative from the WL Ross Group, to pursue potentially attractive investment opportunities in the North American railcar and marine barge manufacturing businesses and such committee is required to discuss in good faith whether to jointly pursue such opportunities.
     The investor rights and restrictions agreement also provides certain holders of the warrants “piggy-back” and “demand” registration rights. Accordingly, provisions in the investor rights and restrictions agreement grant rights which could allow members of the WL Ross Group and the warrant holders the ability to exert significant influence over us.
Substantial sales of the shares of our common stock issuable upon exercise of the warrants issued to WL Ross & Co. LLC and its affiliates or upon the conversion of our 2 3/8% convertible senior notes due 2026 could adversely affect our stock price or our ability to raise additional financing in the public capital markets.
     In June 2009, in connection with a secured loan that the WL Ross Group made to us, we issued warrants to the WL Ross Group to acquire 3,377,903 shares of our common stock at an exercise price of $6.00 per share. The exercise price and the number of shares issuable upon exercise of the warrants are subject to adjustment as provided in the warrant agreement. These warrants, which are exercisable through June 10, 2014, currently represent the right to acquire approximately 13.4% of our outstanding common stock calculated on a fully-diluted basis assuming the exercise in full of the warrants, before giving effect to this offering. The warrants may be transferred or sold in whole or in part at any time. If the WL Ross Group sells the warrants or if the WL Ross Group or a transferee of the warrants exercises the warrants and sells a substantial number of shares of our common stock in the future, or if investors perceive that these sales may occur, the market price of our common stock could decline or market demand for our common stock could be sharply reduced.
     As of August 31, 2010, we had $67.7 million aggregate principal amount of our 2 3/8% convertible senior notes due 2026 outstanding. These notes are convertible at any time, at the option of the holder, into a total of 1,409,448 shares of common stock (at a current conversion price of $48.05 per share). The exercise of the warrants or the conversion of the notes and the subsequent sale of a substantial number of shares of our common stock could adversely affect demand for, and the market price of, our common stock. Each of these transactions could adversely affect our ability to raise additional financing by issuing equity or equity-based securities in the public capital markets.
We may raise additional capital, which could have a dilutive effect on the existing holders of our common stock and adversely affect the market price of our common stock.
     Except for a typical lock-up agreement with the underwriter, we are not restricted from issuing additional shares of our common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, our common stock. We evaluate opportunities to access the capital markets taking into account our financial condition and other relevant considerations. Subject to market conditions, we may take further actions to raise capital in addition to the issuance of our common stock offered by this prospectus supplement. Such actions could include, among other things, the issuance of additional shares of our common stock.
     The issuance of any additional shares of our common stock or securities convertible into or exchangeable for our common stock or that represent the right to receive our common stock, or the exercise of such securities, could be substantially dilutive to our shareholders, including purchasers of our common stock in this offering. Holders of our common stock have no preemptive rights that entitle them to purchase their pro rata share of any offering of shares of any class or series of our capital stock and, therefore, such sales or offerings could result in increased dilution to our shareholders. The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering or the perception that such sales could occur.
Antidilution and other provisions in the warrants issued to the WL Ross Group may also adversely affect our stock price or our ability to raise additional financing.

     The warrants issued to the WL Ross Group contain antidilution provisions that provide for adjustment of the warrants’ exercise price, and the number of shares issuable under the warrants, upon the occurrence of certain events. The exercise price and the number of shares of our common stock issuable upon the exercise of the warrants are subject to adjustment for:
•	common stock dividends, subdivisions or combinations;

•	other cash dividends and distributions in excess of a $0.08 per quarter cash dividend; and

•	reorganizations, reclassifications, consolidations, mergers or sale of our business.
     The exercise price and the number of shares of our common stock issuable upon exercise of the warrants are also subject to adjustment in the event we issue shares of our common stock or convertible securities, subject to certain exceptions, without consideration or for a consideration per share that is less than 95% of the volume weighted average trading price of our common stock on the last trading day preceding the earlier of the date of agreement on pricing of such shares and the public announcement of the proposed issuance of such shares. The amount of such adjustment if any, is determined pursuant to a formula specified in the warrants and will depend on the number of shares issued, the offering price and the current market price of our common stock at the time of the issuance of such securities. Based on our calculations, we estimate that the Offering could result in an increase in the aggregate number of shares of our common stock issuable upon exercise of the warrants and a decrease in the exercise price of the warrants. Adjustments to the warrants pursuant to these antidilution provisions may result in significant dilution to the interests of our existing shareholders and may adversely affect the market price of our common stock. The antidilution provisions may also limit our ability to obtain additional financing on terms favorable to us. Moreover, we may not realize any cash proceeds from the exercise of the warrants issued to the WL Ross Group. A holder of the warrants may opt for either a cashless exercise of all or part of the warrant or an exercise in consideration of cancellation of debt. In a cashless exercise, a holder of the warrants would make no cash payment to us, and would receive a number of shares of our common stock having an aggregate value equal to the excess of the then-current market price of the shares of our common stock issuable upon exercise of such warrants over the exercise price of such warrants. Similarly, in an exercise in consideration of cancellation of debt, in lieu of paying the exercise price for the warrants in cash, the WL Ross Group would exercise the warrants by agreeing to forgive a portion of our secured debt to the WL Ross Group having a value equal to the exercise price for such warrants. If a holder of the warrants issued to the WL Ross Group exercises the warrants in one of these manners, the issuance of common stock would be immediately dilutive to the interests of our other shareholders.
Our governing documents contain some provisions that could prevent or make more difficult an attempt to acquire us.
     Our Articles of Incorporation and Bylaws, as currently in effect, contain some provisions that could be deemed to have anti-takeover effects, including:
•	a classified board of directors, with each class containing as nearly as possible one-third of the total number of members of the board of directors and the members of each class serving for staggered three-year terms;

•	a vote of at least 55% of our voting securities to amend some provisions of our Articles of Incorporation;

•	no less than 120 days’ advance notice with respect to nominations of directors or other matters to be voted on by stockholders other than by or at the direction of the board of directors;

•	removal of directors only with cause; and

•	the calling of special meetings of stockholders only by the president, a majority of the board of directors or the holders of not less than 25% of all votes entitled to be cast on the matters to be considered at such meeting.
     We also maintain a stockholder rights agreement pursuant to which each stockholder has received a dividend distribution of one preferred stock purchase right per share of common stock owned. The stockholder rights agreement and the other provisions discussed above could have anti-takeover effects because they may delay, defer or prevent an unsolicited acquisition proposal that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their common stock over the then-prevailing market price.
     The Oregon Control Share Act and business combination law could limit parties who acquire a significant amount of voting shares from exercising control over us for specific periods of time. These acts could lengthen the period for a proxy contest or for a stockholder to vote their shares to elect the majority of our Board and change management. In addition, the investor rights and restrictions agreement contains certain restrictions on acquisition of additional equity securities by members of the WL Ross Group who have agreed not to engage in certain transactions without our approval. This agreement provides that the members of the WL Ross Group shall vote a portion of their shares of common stock in the same proportion as our other shareholders in connection with any election or removal of directors. These restrictions and provisions could have the effect of dissuading other stockholders from contesting director elections or attempting certain transactions with us, which could cause investors to view our securities as less attractive investments.
We suspended paying dividends in fiscal 2009 and there is no assurance that we will pay dividends in the future.
     We suspended paying quarterly dividends as of the third quarter of fiscal 2009 and there is no assurance as to the payment of future dividends. In addition, the warrant agreement entered into in June 2009 with the WL Ross Group provides that the exercise price and the number of shares of our common stock issuable upon exercise of the warrants are subject to adjustment for dividends and distributions in excess of a $0.08 per quarter cash dividend. In addition, our revolving and operating lines of credit and the indenture governing our 8 3/8% senior notes due 2015 contain, and any future lines of credit, indentures or other indebtedness which may be incurred by us may contain, limitations on our ability to pay dividends. Our board of directors’ determination to maintain or modify our dividend policy will depend on numerous factors, including:
•	the state of our business, the environment in which we operate, and the various risks we face, including competition, changes in demand for our products and services, changes in our industry, and regulatory and other risks summarized in this prospectus supplement, the accompanying prospectus and the materials incorporated herein and therein by reference;

•	changes in the factors, assumptions, and other considerations made by our board of directors in reviewing and adopting our dividend policy;

•	our results of operations, financial condition, liquidity needs, and capital resources;

•	our expected cash needs, including for interest and any future principal payments on indebtedness, capital expenditures, taxes, and pension and other postretirement contributions; and

•	potential sources of liquidity, including borrowing under our revolving credit facility or possible asset sales.
     We are not required to pay dividends and our stockholders do not have contractual or other rights to receive them. Our board of directors may not decide to pay dividends again in the future. If we continue not paying dividends, for whatever reason, shares of our common stock could become less liquid and the market price of our common stock could decline.
Resales of the common stock in the public market following this offering may cause its market price to fall.
     We expect that we will issue 3,000,000 shares of our common stock in connection with this offering. The issuance of new shares of our common stock in this offering could have the effect of depressing the market price for shares of our common stock, and resales after completion of this offering of our common stock could cause its market price to fall.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526.